Release Time: IMMEDIATE Date: 13 March 2002 Release Number: 05/02
BHP STEEL LIMITED ANNOUNCES APPOINTMENT OF DIRECTORS AND NEW BRAND MARK

BHP Steel Limited Chairman-elect Graham Kraehe today announced that four prominent Australian business leaders would be appointed to the Board as non-executive Directors, once the Company is publicly listed in mid-2002.

The four non-executive Directors are: John Crabb; Diane Grady; Kevin McCann; and Paul Rizzo. They will join Mr Kraehe, Deputy Chairman-elect Ron McNeilly, and Managing Director and CEO-elect (current President & CEO) Kirby Adams, on the seven-member Board.

Mr Crabb is a non-executive Director of MIM Holdings Limited and Capral Aluminium Limited, and is recently retired as the Chairman of Australian Refined Alloys Limited. Prior to that, he was Managing Director and Chief Executive Officer of Simsmetal Limited.

Ms Grady is a non-executive Director of Woolworths Limited, Lend Lease Corp Limited, Wattyl Limited, and the Lend Lease US Office Trust, and was previously a partner with McKinsey & Co specialising in change management, organisational development, and innovation.

Mr McCann is Chairman of Healthscope Limited, Origin Energy Limited, and Co-Chairman of Partners, Allens Arthur Robinson (formerly Allen Allen & Hemsley). He is also a Director of Macquarie Bank, and was formerly a partner of Allen Allen & Hemsley specialising in mergers and acquisitions, mineral and resources law and capital markets transactions.

Mr Rizzo is Dean, Director and Professorial Fellow of the Melbourne Business School, and a Director of Melbourne 2006 Commonwealth Games Pty Ltd and NM Rothschild & Sons (Australia) Limited.

Commenting on the appointments, Mr Kraehe said: "Each of the four will bring complementary skills and experience in the areas of corporate governance, global strategy, finance, and the metals industry, providing the Board with a full suite of capabilities to guide the development of what will be Australia's largest listed manufacturer and a major Australian exporter.

"Mr Crabb's 30 years of experience in the metals industry and his extensive knowledge of the global trading environment for both secondary ferrous and non-ferrous raw materials, as well as his long relationship with BHP Steel as a supplier, will provide the company with valuable insights in markets and supply chains.

"Ms Grady has been a full time non-executive director for the past eight years. Her experience in dealing with corporate governance issues and the challenges facing Australian companies seeking to become global enterprises will be invaluable as BHP Steel establishes itself as an independent entity.

"Mr McCann brings to the Board significant experience as a Director of successful Australian public companies and as a commercial lawyer, knowledge of corporate governance requirements relating to listed companies.

"Mr Rizzo has extensive experience in general management and finance, including periods as Group Managing Director- Finance & Administration of Telstra Corporation Limited, Chief General Manager - Retail Banking Commonwealth Bank, and Chief Executive Officer State Bank of Victoria, and as a senior risk management executive, bringing strong technical financial skills to the Board," Mr Kraehe said.

Mr Kraehe said he was looking forward to working with the new Board to strengthen the business, improve its financial performance and deliver growth opportunities and returns for shareholders.

"Public listing will provide us with the opportunity to act more quickly to take advantage of business opportunities and focus our energies on becoming the region's leading steel solutions provider," he said.

Also today, BHP Steel launched its new corporate visual identity, including a new brand mark or logo. The Company will be known as 'BHP Steel Limited' for a period of two years after public listing.

BHP Steel President and CEO Kirby Adams said: "Our new logo draws heavily on our BHP heritage, while introducing movement and new colours, signifying our evolution and progression as a Company. Its shape is also representative of the flat steel products that we see across the landscape and which are synonymous with our business."

For further information about BHP Steel's new brand mark go to: www.bhpsteel.com. Downloadable files of BHP Steel's new logo will be available at this site from 2.00pm (Australian Eastern Standard Time) today.

BHP Steel's de-merger from BHP Billiton remains on schedule for the middle of this calendar year, subject to regulatory and shareholder approvals.

BHP Steel is currently a business group of BHP Billiton. It is Australasia's largest producer of raw and semi-finished flat steel products and a leader in coated and painted steel products. The Company's main customers are in the building and construction, packaging, automotive, manufacturing and resources industries. Its premium brands are outright market leaders in Australia and New Zealand and have a strong presence in Asia. They include COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium coated steel and LYSAGHT®.

The Company operates steelworks in Australia and New Zealand, and has a 50 per cent interest in the North Star BHP Steel joint venture in Ohio, USA. BHP Steel has a network of rolling, coating and painting steel manufacturing plants, and in-market processing and building products centres throughout Australia, New Zealand and Asia.

Contact:
David Goodwin Vice President Corporate Affairs BHP Steel Mobile: +61 419 585 298 E-mail: David.J.Goodwin@bhpbilliton.com	May Goh External Affairs BHP Steel Mobile: +61 402 015 900 E-mail: May.Goh@BHPBilliton.com
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia